SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Presidential Life Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
740884101
(CUSIP Number)

Herbert Kurz
511 Gair Street
Piermont, NY 10968
(845) 398-0827

with a copy to:
Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10036
(212) 837-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,432,284*
	8	Shared Voting Power See Item 5
	9	Sole Dispositive Power 2,432,284*
	10	Shared Dispositive Power See Item 5
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,432,284*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒*
13		Percent of Class Represented by Amount in Row (11) 8.2%*
14		Type of Reporting Person (See Instructions) IN

____________________

*Does not include 5,463,981 shares owned by the Kurz Family Foundation, Ltd. Herbert Kurz disclaims beneficial ownership of such shares. See Item 5.

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2009, as amended on October 2, 2009, November 9, 2009, January 11, 2010,  February 12, 2010, July 13, 2010 and July 19, 2010 (the “Filing”), by the Reporting Persons relating to the common stock, par value $0.01 per share, of Presidential Life Corporation, a Delaware corporation (the “Company”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.      Purpose of the Transaction.

Item 4 is hereby amended and supplemented to add the following:

On March 24, 2011, Mr. Kurz announced that he intends to challenge the Board’s stewardship of the Company and to vote against the Board’s director-nominees at the 2011 Annual Meeting of Stockholders.  Mr. Kurz is not conducting, nor does this Schedule constitute, a solicitation of proxies in respect of such meeting.

Item 7.      Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Press Release dated March 24, 2011 issued by Herbert Kurz

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: March 24, 2011

/s/ Herbert Kurz
Herbert Kurz